UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

ECP Environmental Growth Opportunities Corp.

Full name of Registrant

N/A

Former name if Applicable

40 Beechwood Road

Address of Principal Executive Office (Street and number)

Summit, New Jersey 07901

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ECP Environmental Growth Opportunities Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Q2 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

Management of the Company needs additional time to analyze the accounting treatment of certain transactions necessary to complete the financial statements to be included in the Q2 2021 Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its audit of such financial statements. Specifically, management of the Company is evaluating the appropriate accounting treatment of certain sales and transfers of shares of the Company’s Class B common stock, par value $0.0001 per share, by ENNV Holdings, LLC, the Company’s sponsor, for the benefit of the Company in connection with the Company’s initial public offering.

The Company is working diligently to complete the Q2 2021 Form 10-Q as soon as possible, and intends to file the Q2 2021 Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Drew Brown	973	671-6100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ECP Environmental Growth Opportunities Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2021	By	/s/ Drew Brown
Drew Brown
Chief Financial Officer

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